December 10, 2018

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C.  20549

Attention: Tom Jones

Re:	CF Finance Acquisition Corp.
Registration Statement on Form S-1
Filed November 16, 2018, as amended
File No. 333-228420

Dear Mr. Jones:

Pursuant to Rule 461 of the General Rules and Regulations under the Securities Act of 1933, as amended (the “Act”), the undersigned, for itself and the several underwriters, hereby joins in the request of CF Finance Acquisition Corp. that the effective date of the above-referenced Registration Statement not occur on December 10, 2018, as previously requested in our letter to you dated December 6, 2018, and instead be accelerated so as to permit it to become effective at 4:00 p.m. Washington, D.C. time on December 11, 2018, or as soon thereafter as practicable.

The undersigned advises that it has complied and will continue to comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

* * *

[signature page follows]

Very truly yours,

CANTOR FITZGERALD & CO.,
as Representative of the Several Underwriters

By:	/s/ Sage Kelly
Name: Sage Kelly
Title: Managing Director

[Signature Page to Underwriter Acceleration Request Letter]